ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549


03029819

SUPPL

Your reference File No. 82-5089
Our reference AC/ih
Date September 02, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services successfully closes sale of part of its Dutch operations to SNS Reaal" dated September 02, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per

Andres Christen

Enclosure

PROCESSED
SEP 11 2003
THOMSON
FINANCIAL


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News Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

Zurich Financial Services successfully closes sale of part of its Dutch operations to SNS Reaal

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, September 1, 2003 - Zurich Financial Services Group (Zurich) today announced the completion of the sale of parts of its Dutch operations to SNS Reaal Groep N.V. (SNS Reaal). This transaction was announced on May 22, 2003. SNS Reaal has acquired all of Zurich's Life operations as well as Zurich's Non-life operations in the consumer and small business segments in the Netherlands. Zurich and SNS Reaal have agreed to keep the price confidential.

Zurich will continue to serve the Non-life corporate business customers in the Netherlands through its business unit Continental Europe Corporate (CEC).

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com

SWX Swiss Exchange/virt-x: ZURN



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